Exhibit 99.1

 Allot Communications Announces
First Quarter 2017 Financial Results

Hod Hasharon, Israel – May 9, 2017 - Allot Communications Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of security and monetization solutions that enable service providers and enterprises to protect and personalize the digital experience, today announced its first quarter 2017 financial results.

 Q1 2017 – Financial Highlights

•	GAAP revenues were $18.4M, Non-GAAP revenues were $18.5M;

•	GAAP gross margin was 66%, Non-GAAP gross margin was 68%;

•	GAAP operating loss of $4.9M, Non-GAAP operating loss of $3.6M;

•	Book-to-bill improved to slightly above one for first time since the fourth quarter of 2015;

Management Comment

Erez Antebi, President & CEO of Allot Communications, commented, “During the quarter we announced that Allot was selected by another major global telecom provider, Telefonica, to provide their subscriber base with network security services in five major markets in LATAM and Europe. This comes on top of an expanding subscriber base protected by the well-established Vodafone Secure Net service powered by Allot and provides further evidence that our network security products are gaining traction and the right growth engine for our company."

Mr. Antebi continued:  " I firmly believe Allot has strong unleashed potential and our goal is to realize and maximize this in the coming years.”

Q1 2017 Financial results

On a GAAP basis, total revenues for the first quarter of 2017 were $18.4 million compared to $22.9 million reported for the first quarter of 2016. Net loss for the first quarter of 2017 was $5.1 million, or $0.15 per basic and diluted share. This compares with a net loss of $4.3 million, or $0.13 per basic and diluted share, in the first quarter of 2016.

On a non-GAAP basis, total revenues for the first quarter of 2017 were $18.5 million compared to $23.0 million reported for the first quarter of 2016. On a non-GAAP basis, net loss for the first quarter of 2017 was $3.6 million, or $0.11 per basic and diluted share. This compares with non-GAAP net loss of $1.8 million, or $0.06 per basic and diluted share, in the first quarter of 2016.

Net cash and cash equivalents as of March 31, 2017 totaled $111.7 million. The Company recorded a negative operating cash flow of $1.2 million during the quarter.

2017 Outlook

Management reiterates its previously issued guidance and expects 2017 revenues in the range of $80 - $84 million.  The second half of 2017 is expected to be better than the first half and the book to bill ratio for the year is expected to be above 1.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss first quarter 2017 earnings results today, May 9, 2017 at 8:30 AM ET, 3:30 p.m. Israel time. To access the conference call, please dial one of the following numbers:

US: +1-888-668-9141, UK: +44 800 917 5108, Israel: +972-3-918-0609.

A recording of the conference call will be available from 12:00PM ET on February 7, 2017 for 30 days. To access the recording, please dial: +1-888-269-0005; UK: +44(0) 800-917-1246; Intl: +972 3 925 5927

A live webcast of the conference call can be accessed on the Allot Communications website at: http://www.allot.com.

The webcast will also be archived on the website following the conference call.

About Allot Communications

Allot Communications (NASDAQ: ALLT, TASE: ALLT) is a leading provider of security and monetization solutions that enables service providers and enterprises to protect and personalize the digital experience. Allot’s flexible and highly scalable service delivery framework leverages the intelligence in data networks, enabling service providers to get closer to their customers, safeguard network assets and users, and accelerate time-to-revenue for value-added services. We employ innovative technology, proven know-how and a collaborative approach to provide the right solution for every network environment. Allot solutions are currently deployed at 5 of the top 10 global mobile operators and in thousands of CSP and enterprise networks worldwide. For more information, please visit www.allot.com.

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment, restructuring expenses and other acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft/Gavriel Frohwein +1 646 688 3559 allot@gkir.com	Public Relations Contact: Sigalit Orr Director Corporate Communications International dialing +972-54-268-1500 sorr@allot.com

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2017	2016
	(Unaudited)

Revenues	$18,435	$22,938
Cost of revenues	6,318	7,143

Gross profit	12,117	15,795

Operating expenses:
Research and development costs, net	5,533	6,862
Sales and marketing	8,980	10,271
General and administrative	2,541	2,697
Total operating expenses	17,054	19,830
Operating loss	(4,937)	(4,035)
Financial and other income, net	362	115
Loss before income tax expenses	(4,575)	(3,920)

Tax expenses	502	370
Net loss	(5,077)	(4,290)

Basic net loss per share	$(0.15)	$(0.13)

Diluted net loss per share	$(0.15)	$(0.13)

Weighted average number of shares used in computing basic net earnings per share	33,091,845	33,481,650

Weighted average number of shares used in computing diluted net earnings per share	33,091,845	33,481,650

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,
	2017	2016
	(Unaudited)

GAAP Revenues	$18,435	$22,938
Fair value adjustment for acquired deferred revenues write down	24	65
Non-GAAP Revenues	$18,459	$23,003

GAAP cost of revenues	$6,318	$7,143
Share-based compensation (1)	(95)	(69)
Amortization of intangible assets (2)	(232)	(248)
Non-GAAP cost of revenues	$5,991	$6,826

GAAP gross profit	$12,117	$15,795
Gross profit adjustments	351	382
Non-GAAP gross profit	$12,468	$16,177

GAAP operating expenses	$17,054	$19,830
Share-based compensation (1)	(749)	(1,586)
Amortization of intangible assets (2)	(135)	(138)
Expenses related to M&A activities (3)	(89)	-
Non-GAAP operating expenses	$16,081	$18,106

GAAP financial and other income	$362	$115
Expenses related to M&A activities (3)	74	278
Non-GAAP Financial and other income	$436	$393

GAAP taxes on income	$502	$370
Tax expenses (in respect of net deferred tax asset recorded)	(67)	(62)
Non-GAAP taxes on income	$435	$308

GAAP Net Loss	$(5,077)	$(4,290)
Share-based compensation (1)	844	1,655
Amortization of intangible assets (2)	367	386
Expenses related to M&A activities (3)	163	278
Fair value adjustment for acquired deferred revenues write down	24	65
Tax expenses (in respect of net deferred tax asset recorded)	67	62
Non-GAAP Net loss	$(3,612)	$(1,844)

GAAP Loss per share (diluted)	$(0.15)	$(0.13)
Share-based compensation	0.03	0.05
Amortization of intangible assets	0.01	0.01
Expenses related to M&A activities	0.00	0.01
Fair value adjustment for acquired deferred revenues write down	0.00	0.00
Tax expenses (in respect of net deferred tax asset recorded)	0.00	0.00
Non-GAAP Net loss per share (diluted)	$(0.11)	$(0.06)

Weighted average number of shares used in
computing GAAP diluted net earnings per share	33,091,845	33,481,650

Weighted average number of shares used in
computing non-GAAP diluted net earnings per share	33,091,845	33,481,650

TABLE - 2 cont.
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,
	2017	2016
	(Unaudited)

(1) Share-based compensation:
Cost of revenues	$95	$69
Research and development costs, net	229	426
Sales and marketing	241	622
General and administrative	279	538
	$844	$1,655

(2) Amortization of intangible assets
Cost of revenues	$232	$248
Sales and marketing	135	138
	$367	$386

(3) Expenses related to M&A activities
General and administrative	$89	$-
Financial expenses	74	278
	$163	$278

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2017	2016
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$20,008	$23,326
Short term deposits	29,348	29,821
Marketable securities	62,329	60,507
Trade receivables, net	22,898	24,158
Other receivables and prepaid expenses	4,891	3,879
Inventories	7,997	7,235
Total current assets	147,471	148,926

LONG-TERM ASSETS:
Severance pay fund	271	252
Deferred taxes	200	267
Other assets	828	1,136
Total long-term assets	1,299	1,655

PROPERTY AND EQUIPMENT, NET	4,665	4,387
GOODWILL AND INTANGIBLE ASSETS, NET	35,605	35,972

Total assets	$189,040	$190,940

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$5,124	$3,275
Deferred revenues	10,831	11,133
Other payables and accrued expenses	11,138	10,538
Total current liabilities	27,093	24,946

LONG-TERM LIABILITIES:
Deferred revenues	3,046	3,597
Accrued severance pay	639	592
Other long term liabilities	4,600	4,502
Total long-term liabilities	8,285	8,691

SHAREHOLDERS' EQUITY	153,662	157,303

Total liabilities and shareholders' equity	$189,040	$190,940

TABLE - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2017	2016
	(Unaudited)

Cash flows from operating activities:
Net loss	$(5,077)	$(4,290)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	529	600
Stock-based compensation related to options granted to employees	844	1,665
Amortization of intangible assets	367	386
Capital loss (gain)	4	(1)
Decrease in accrued severance pay, net	28	18
Decrease (Increase) in other assets	308	(109)
Decrease in accrued interest and amortization of premium on marketable securities	126	338
Decrease in trade receivables	1,260	281
Decrease (Increase) in other receivables and prepaid expenses	(622)	334
Decrease (Increase) in inventories	(762)	374
Decrease in long-term deferred taxes, net	67	62
Increase in trade payables	1,849	155
Increase (Decrease) in employees and payroll accruals	276	(595)
Decrease in deferred revenues	(853)	(1,227)
Increase in other payables and accrued expenses	491	600
Net cash used in operating activities	(1,165)	(1,409)

Cash flows from investing activities:
Redemption of short-term deposits	473	10,000
Purchase of property and equipment	(811)	(327)
Investment in marketable securities	(6,588)	(8,780)
Proceeds from redemption or sale of marketable securities	4,749	10,900
Net cash provided by (used in) investing activities	(2,177)	11,793

Cash flows from financing activities:
Exercise of employee stock options	24	11
Purchase of treasury stocks	-	(1,047)
Net cash provided by (used in) financing activities	24	(1,036)

Increase (Decrease) in cash and cash equivalents	(3,318)	9,348
Cash and cash equivalents at the beginning of the period	23,326	15,470
Cash and cash equivalents at the end of the period	$20,008	$24,818